Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: First Niagara Financial Group, Inc.
SEC Registration Statement No.: 001-35390

Better together & playing to win.

KeyBank FIRST NIAGARA

Human Resources Q&A

Updated Dec. 15, 2015

General Questions

Employment & Severance

Benefits & Perks

2015 Annual Performance Review & Compensation Cycle

For Additional Questions

General Questions

What does the "legal close date" mean?
The legal close date refers to the day that KeyBank and First Niagara become one company. A number of critical actions must happen beforehand, including review of the proposed merger by the Federal Trade Commission and the Department of Justice. (12.15.15)

Back to list of questions.

What is the merger integration process and timeline?
The KeyBank and First Niagara Transition Leadership Teams will follow a disciplined methodology in order to combine these two organizations. There are four phases to the process:

- The first phase involves formation of the merger integration teams, and that phase is now complete.
- The second phase – assessment – has just launched, and will continue until the legal close date, when KeyBank and First Niagara become one company. In this phase, we will analyze the current environment (how both companies conduct business today), determine the target environment (how we will run the company once we have merged), and conduct detailed integration planning, which will help us plan for the third phase.
- In the implementation phase, we will execute the plans developed during the assessment phase. We anticipate the implementation phase will take place between the legal close date and mid-2017.
- And finally, there will be a wind down phase when certain transition activities become "business as usual." (12.15.15)

Back to list of questions.

When will decisions be communicated to employees?
The Transition Leadership Team will make decisions frequently and communication will be integral to the merger process. The team is committed to communicating what we know, when we know it. (12.15.15)

Back to list of questions.

Employment & Severance

When will I know if I have continued employment with KeyBank? Will I have to apply and interview for a position?
This is a priority and teams from both companies are working to finalize the details and the processes. We will communicate them as soon as we can. (10.30.15)

Back to list of questions.

Will there be a talent assessment process to select First Niagara employees for jobs in the new combined organization?
KeyBank and First Niagara will work together to assess talent and make selection decisions in areas where there are duplicate roles. This same thoughtful and structured process will take place across the organization. A core principle of the merger process is that employees will be treated with respect and given timely communication regarding decisions that affect them. (12.15.15)

Back to list of questions.

Will the talent assessment process also determine position placements in branches that remain open?
Yes, the same process will apply for all business units and departments at First Niagara. (12.15.15)

Back to list of questions.

If I am offered a position, will my job, compensation and work location be the same?
If KeyBank offers you a similar/comparable position, your compensation, benefits and work location should be substantially similar to those available to you pre-close at First Niagara.

If your position is eliminated, you will have an opportunity to be considered for other open positions. If your position is eliminated or you are not offered a comparable position, you will be eligible for severance pay under the First Niagara Separation Pay Plan. (10.30.15)

Back to list of questions.

What does it mean to be offered a "comparable" position?
In some cases, an employee may be offered a comparable job that is not the exact job that is held currently. A comparable position is one:

- That offers a compensation opportunity (base salaries, wages, incentives, long-term incentives) that is similar to the most recent compensation opportunity;
- That requires substantially comparable skills and abilities and the same full-time/part-time status as did the pre-close position;
- That is at a location within 40 miles of the employee's current place of employment; and
- For which the employee holds the minimum qualifications. (12.15.15)

Back to list of questions.

If I am offered a comparable position but decline it, can I still receive severance?
If you choose to decline a comparable offer, you will not be eligible for severance pay. (10.30.15)

Back to list of questions.

Will there be a preferential job posting program for impacted employees looking at KeyBank jobs across the country?
A fundamental priority of the merger is to find job placement for as many impacted employees as possible. Thus, there will be a redeployment process to facilitate matching the skills and experience of impacted employees with applicable open positions. (12.15.15)

Back to list of questions.

What is First Niagara's Separation Pay Plan?
The details of First Niagara's Separation (Severance) Pay Plan can be found in the First Niagara Team Member Handbook located on the HR intranet and also in ADP Vantage. (10.30.15)

Back to list of questions.

If my job is impacted, will I be offered assistance in finding another job?
Yes, outplacement services will be provided to you if you qualify for severance pay under the First Niagara Separation (Severance) Pay Plan and sign a waiver and release. (10.30.15)

Back to list of questions.

Benefits & Perks

I signed up for 2016 benefits, but now I want to change them. Can I?
Yes, open enrollment has been extended to Nov. 6, 2015, to allow for any benefit changes First Niagara employees would like to make to their 2016 elections. (10.30.15)

Back to list of questions.

Are KeyBank's benefits the same as First Niagara's?
KeyBank's benefits are similar in aggregate to those offered at First Niagara. Benefits include:

- Medical, Dental, Vision and employer contribution to a health savings account (HSA)
- Disability and life insurance plans
- 401(k) Savings Plan (dollar for dollar match up to 6% and annual discretionary profit sharing contribution)
- Employee Assistance Program
- Flexible PTO and various leave of absence programs
- Discounted stock purchase plan
- Education assistance
- Matching charitable gift and community leadership grant programs

Over the next several weeks, KeyBank will be sharing more information on all of its benefit programs. (10.30.15)

Back to list of questions.

Does KeyBank's medical plan allow spouses?
Key's 2016 Medical Plan offers employee only, spouse, child(ren) and family coverage plans. Review of all benefits programs will occur during the Assessment Phase. (12.15.15)

Back to list of questions.

If I transfer to KeyBank, how will my years of service at First Niagara be recognized?
Your years of service at First Niagara will be recognized by KeyBank for purposes of eligibility to participate in most of their employee benefits, except the KeyCorp Retiree Medical Plan. (10.30.15)

Back to list of questions.

Will I be able to keep my mortgage discount? How will my other employee perks be impacted?
Your mortgage discount is not tied to your employment status. Therefore, you will retain the discount for the life of the loan.

Key also offers discounts and special offers on its products and services to their employees. More information on these benefits will be forthcoming. (10.30.15)

Back to list of questions.

What happens to my earned, unused paid time off (PTO)?

If your employment is terminated, you will receive payment for all earned but unused PTO in your final paycheck from First Niagara in accordance with our PTO policy.

If you are offered and accept continued employment with KeyBank, you will be provided PTO in accordance with its policy. More information will be forthcoming. (10.30.15)

Back to list of questions.

Will I still receive my distribution from the terminated Employee Stock Ownership (ESOP) Plan?
Yes, you will receive your distribution from the terminated ESOP Plan, whether you are employed with First Niagara or not, once the plan termination has been approved by the IRS. More details will be forthcoming once we receive approval from the IRS to proceed with the distribution process. If we do not receive approval prior to the merger's legal close date, outstanding shares will convert to KeyBank shares in accordance with the merger agreement and KeyBank will facilitate the distribution process. (12.15.15)

Back to list of questions.

I am eligible for the First Niagara or NewAlliance Pension Plan. What happens to this benefit?
Both pension plans will transfer to KeyBank, and any benefit you have earned under either plan will remain until you commence payment. (12.15.15)

Back to list of questions.

Will I still be eligible for tuition reimbursement?
Approved courses that are in process prior to the merger's legal close date will be eligible for reimbursement. KeyBank also has an Education Assistance Program and more information will be shared about all benefits programs after the Assessment Phase. (12.15.15)

Back to list of questions.

2015 Annual Performance Review & Compensation Cycle

Will I still be eligible for my 2015 annual incentive award paid in 2016?
Yes, if you are a participant in an annual incentive plan, you will still be eligible for a 2015 bonus based on First Niagara and individual performance. Additional information regarding the annual performance review and compensation cycle will be communicated soon. (10.30.15)

Back to list of questions.

Will I receive an annual merit increase in 2016?
Yes, you will be eligible to receive a merit increase in 2016, subject to funding and individual performance. The payout timing and manner will be consistent with prior calendar years. Additional information regarding the annual performance review and compensation cycle will be communicated soon. (10.30.15)

Back to list of questions.

Will managers be completing and delivering year-end performance reviews to employees?
Yes, managers will follow the normal year-end performance management process and will be asked to complete these discussions in accordance with the performance management calendar, which will be communicated soon. (10.30.15)

Back to list of questions.

Will I still be eligible for an equity award in 2016?

Yes, you will still be eligible for a 2016 equity award based on company and individual performance. Grants will be provided consistent with the timing and manner of prior calendar years. Additional information regarding the equity process will be communicated soon. (10.30.15)

Back to list of questions.

What happens to my equity awards?
If you continue employment with KeyBank, your equity awards will convert to KeyBank stock and follow the same vesting schedule. If you are not retained by the company or are separated after the close of the transaction, your equity will accelerate vest as described in the plan or the award agreement. (10.30.15)

Back to list of questions.

Additional Questions

What if I have additional questions?
We understand that you have many questions related to this event and we are committed to providing you with information as soon as possible. Know that we are working to make that happen. In the meantime, use this time to have open and honest communication with your manager.

You can always email a question to AskHR@fnfg.com. We'll either respond with the answer or, in the event we don't have the answer yet, will incorporate your question into our FAQ document as soon as possible. (10.30.15)

Back to list of questions.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT